UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November, 2009

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Company Taxpayers’ ID (CNPJ) nº 04.032.433/0001 -80
Company Registry ID (NIRE) nº 33300275410
Publicly-held Company

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS MEETING HELD ON NOVEMBER 13, 2009
Drawn up in summary format, as provided for by Article 130 of Law 6,404/76

1) Time, date and venue: Held on November 13, 2009 at 10:00 a.m., at the head offices of Contax Participações S.A. (“Contax” or “Company”), located at Rua do Passeio 48 a 56, parte, in the city and state of Rio de Janeiro.

2) Call Notice: Call Notice published in the newspapers “Diário Oficial do Estado do Rio de Janeiro”, part V, on the editions of: 10/28/2009, page 11, 10/29/2009, page 06 and 10/30/2009, page 08, and in the newspaper “Valor Econômico – Edição Nacional” on the following editions: 10/28/2009, page B7, 10/29/2009, page D5 and 10/30/2009, page B5.

3) Agenda: (i) A reverse stock split of all outstanding shares in the proportion of 50 (fifty) existing shares to 1 (one) new share of the same type; (ii) A stock split of all outstanding shares in the proportion of 1 (one) share to 200 (two hundred) shares; (iii) The Company’s Executive Officers are authorized to take all the required measures to implement the aforementioned deliberations; and (iv) Amendment of the caput of Article 5 of the Company’s Bylaws, due to the reverse stock split and stock split, in order to adapt the number of common and preferred shares comprising the Company’s capital stock, as follows:“Article 5 – The Company’s Capital Stock totals R$223,873,116.10 (two hundred and twenty three million, eight hundred and seventy three thousand, one hundred and sixteen reais and ten centavos), divided into 59,770,600 shares, 23,089,600 of which common and 36,681,000 preferred, all of which registered book-entry shares with no par value.”

4) Attendance: shareholders representing 80.22% of the voting capital, as per records and signatures in the Company’s Shareholder Attendance Book, as well as, Michel Neves Sarkis (CFO and Investor Relations Officer).

5) Presiding: Chairman: Michel Neves Sarkis, Secretary: Cristina Alves Corrêa Justo Reis.

6) Resolutions: By shareholders representing 80.22% of the voting stock of the Company, present at the Meeting, the following resolutions were taken:

6.1. Approved unanimously, the reverse stock split of the 14,942,685 Shares that represent the Company’s capital stock, in the proportion of 50 (fifty) Shares to 1 (one) Share of the same type, transforming them into a total of 298,853 Shares, being 115,448 common and 183,405 preferred shares.

6.2. Approved unanimously, the simultaneous stock split of the 298,853 Shares that represent the Company’s capital stock, in the proportion of 1 (one) Share to 200 (two hundred) Shares of the same type, transforming them into a total of 59,770,600 Shares, being 23,089,600 common and 36,681,000 preferred shares, in the following terms: (i) The Company establishes a 60 (sixty) days time concession starting on the day of publication of the Notice, so that the holders of common and preferred shares of the Company may, at its own discretion, adjust their shareholding positions, by type, in multiples of 50 (fifty) Shares, through negotiations on the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”); (ii) It will also be granted, a time concession of at least 45 (forty five) days starting on the day of publication of the Notice, so that holders of less than 50 (fifty) common or preferred shares of the Company, can express their intention to remain as part of the shareholders base of Contax, receiving the corresponding shares arising from the reverse stock split and simultaneous stock split, and therefore, not involved in the auction of the fractions, following the information that will be published in the Notice to Shareholders; (iii) The shareholders will be able to buy and sell Contax’s shares, to adjust their positions, through the brokers authorized to operate in the BM&FBOVESPA, or, still, through the branches of Banco do Brasil of their choice; (iv) Shareholders owning less than 50 (fifty) common or preferred shares of the Company, on the date of publication of the Notice to Shareholders, who adjust their positions through Banco do Brasil, will be exempted from paying the brokerage fees, exclusively in what concerns the necessary amount of Shares so that the shareholder then holds one (1) share of the Company of its respective type after the reverse stock split; (v) After the deadline for adjusting the positions by the shareholders of their shares in the Company, the shares representing the capital structure of the Company will be negotiated in the resulting proportion of the reverse stock split and simultaneous stock split of the Company’s shares; (vi) After the time allowed for the adjustment of positions by the shareholders of the Company has elapsed, any fractional shares resulting from the reverse stock split, with the exception of the shares that belong to the holders who expressed their wishes not to be included in the auction and therefore, to remain in Contax Participações’ shareholders base, will be detached, grouped in whole numbers, and sold in auction on the BM&FBOVESPA, with the amounts resulting from the sale made available in the respective shareholder’s name, after the financial settlement of the sale, in the matter to be detailed in the Notice to Shareholders. The date of the auction of the fraction of the shares, the details and the date when the resources resulting from the auction will be available to shareholders will be notified after the expiration of the period for adjustment of shareholding positions, through Notice that will be timely disclosed; (vii) The American Depositary Receipts (“ADRs”) that represent the Company’s preferred shares, negotiated in the United States’ over the counter market, will not participate in the reverse stock split and stock split operations deliberated. Therefore, due to the reverse stock split and stock split of the Company’s shares, each preferred share issued by Contax will correspond to 5 (five) ADRs of the same type.

6.3. Approved unanimously, the delegation of powers to the Company’s Executive Officers to implement all the necessary actions for the realization of the reverse stock split and stock split of the Shares.

6.4. Due to the reverse stock split and simultaneous stock split of the Shares, it was unanimously approved, the Amendment of the caput of Article 5 of the Company’s Bylaws, in order to adapt the total number of shares that make up the Company’s capital stock, which will become effective with the following wording:

“Article 5 – The Company’s Capital Stock totals R$223,873,116.10 (two hundred and twenty three million, eight hundred and seventy three thousand, one hundred and sixteen reais and ten centavos), divided into 59,770,600 shares, of which 23,089,600 are common shares and 36,681,000 preferred shares, all of which registered book-entry shares with no par value.”

6.5. Shareholders hereby authorize the drawing up of the minutes of this Extraordinary Shareholders’ Meeting in summary form and its publication with the omission of the signatures of attending shareholders, as provided for in Article 130 of Law 6,404/76.

7) Closure: There being no further matters to address, these minutes were drawn up, read, approved and signed by the attending shareholders, noting the abstention and declarations of votes formally presented by shareholders at the Meeting, which will remain filed at the Company’s head offices, and authorized the publication of the minutes with the omission of the signatures of attending shareholders, as provided for in Paragraph 2, Article 130 of Law 6,404/76. I certify that this is a true copy of the original instrument in the Company’s Book of Minutes.

Rio de Janeiro, November 13, 2009.

Cristina Alves Corrêa Justo Reis

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2009

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.